Exhibit 99.1

NEWS RELEASE	Stock Symbols:	PGF - TSX PGH - NYSE

PENGROWTH ANNOUNCES INTERIM 2017 CAPITAL BUDGET WITH OPTIMIZATION AND DEVELOPMENT CAPITAL ALLOCATED TO ITS LINDBERGH THERMAL PROJECT

(Calgary, January 18, 2017) – Pengrowth Energy Corporation today announced that the Company's Board of Directors has approved an interim 2017 capital expenditure budget of $125 million. The interim nature of the budget reflects the current divestiture processes that are being pursued and the lack of visibility with respect to the capital programs associated with assets that may be sold. Upon the conclusion of these divestiture processes, and with the anticipated reduction in debt levels, Pengrowth will update investors on its future growth plans.
The interim 2017 capital budget is expected to support annual average daily production of between 50,000 and 52,000 barrels of oil equivalent per day (boe/d) before any potential dispositions. The majority of the interim 2017 capital budget will be spent at the Lindbergh thermal project, with a focus on the optimization of the first commercial phase as well as the continued engineering and design of the second commercial phase.
Derek Evans, President and Chief Executive Officer said, "We are excited to put further capital dollars to work at Lindbergh in order to optimize Phase One. The optimization activities are projected to generate high pad specific IRR's ranging from approximately 30 to 50 percent at a West Texas (WTI) crude oil price of US $45.00/bbl and approximately 55 to 90 percent at a WTI price of US $55.00/bbl. The continued Phase Two design and engineering work will enhance our ability to quickly sanction the project upon conclusion of the contemplated asset sales and consequent reduction of indebtedness."
2017 Capital Plan
The interim 2017 capital budget of $125 million represents a conservative spending level given the asset sales process and the Company's focus on improving its financial flexibility ahead of its scheduled debt maturities in 2017. The 2017 capital budget was based on the assumption of an average WTI crude oil price of US $55.00/bbl, an AECO natural gas price of Cdn $3.25/Mcf and a $0.74 USD/Cdn exchange rate.
The Company is allocating approximately $80 million towards development and maintenance activities at its Lindbergh thermal project. Lindbergh is one of the most economic, ultra-long life thermal projects with sizeable low cost, low risk organic growth opportunities. In 2015, Pengrowth successfully executed the start-up of the first commercial phase of Lindbergh, which has generated much stronger production than the 12,500 barrels per day (bbl/d) (design steam oil ratio (SOR) of 3.6) nameplate design capacity of the project. Average production from the first commercial phase of Lindbergh for the five days ending December 31, 2016 was 15,654 bbl/d at an average SOR of 2.48. In May of 2016, the Company received regulatory approval for the next expansion phase of Lindbergh, which is expected to increase nameplate capacity to approximately 30,000 bbl/d once completed.

Approximately $60 million of the Lindbergh capital has been allocated to the optimization of Phase One production, which is expected to increase production from the first phase to approximately 18,000 bbl/d by the end of 2017. The optimization program includes the first new drilling since commercial production started in April of 2015. In 2017, Pengrowth plans on drilling seven new well pairs, two infill wells, and expand the associated infrastructure. These optimization activities on three well pads are anticipated to generate strong pad specific IRR's ranging from approximately 30 to 50 percent at a WTI price of US $45.00/bbl and approximately 55 to 90 percent at a WTI price of US $55.00/bbl.
Ten million dollars of the capital allocated to Lindbergh is targeted towards engineering and design for the Phase Two expansion. By the end of the year, Pengrowth expects the design work to be approximately 70 percent complete and to be ready to execute on Phase Two as funds become available.
The remaining $10 million of capital allocated to Lindbergh is targeted towards maintenance activities on Phase One, including a planned plant turnaround in the third quarter of the year.
The interim 2017 capital program also includes approximately $42 million allocated towards safety, asset integrity and maintenance programs on Pengrowth's conventional assets. This capital will be directed towards maintenance of infrastructure and integrity initiatives to support ongoing operations across Pengrowth's conventional asset portfolio. The 2017 program currently has no development capital allocated for drilling in the conventional side of the business.
Production Volumes
The make-up of 2017 expected production volumes of 50,000 to 52,000 boe/d, using the mid-point of guidance, is set out below:

2017 Production Volume Summary
Light oil (bbl/d)	10,300
Thermal oil (bbl/d)	15,400
NGLs (bbl/d)	6,100
Total liquids (bbl/d)	31,800
Natural gas (Mfc/d)	115,000
Total production* (boe/d)	51,000
*assumes mid-point of production guidance

Capital Allocation
The make-up of 2017 expected capital expenditures by area is set out below:

2017 Capital Allocation
Capital allocation by area	$ millions
Lindbergh development and maintenance	$80
Conventional maintenance and integrity	$42
Corporate (land, seismic, capitalized G&A)	$3
Total capital	$125

Operating Expenses
Pengrowth's continued focus on cost saving initiatives is expected to translate into an additional $23 million (9 percent) reduction in gross operating expenses in 2017 compared to 2016. This is in addition to approximately $97 million in savings that were realized in 2016 compared to 2015. Estimated operating expenses for 2017 include two planned turnarounds in the third quarter, one at Quirk Creek and one at Lindbergh. In addition, the Company will continue with expenditures on safety, integrity and maintenance on its conventional assets. On a unit basis, operating expenses are expected to remain essentially unchanged from 2016 levels to a range of $13.25/boe to $13.75/boe due to the previously mentioned expected savings offset by lower anticipated production volumes in 2017 compared to 2016. Pengrowth will continue with its emphasis on cost minimization and will seek out opportunities to further reduce its operating costs.
Cash General and Administrative Expenses
Cash general and administrative (G&A) expenses are expected to remain essentially unchanged, on a gross dollar basis, compared to 2016 expenses. Cost management efforts in 2016 translated into approximately $18 million savings in cash G&A compared to 2015. Despite maintaining the gross dollar savings through 2017, on a unit basis, 2017 cash G&A costs are expected to be in the range of $3.50/boe and $4.00/boe, which is approximately a 25 percent increase from 2016 per unit costs reflecting the lower production volumes expected in 2017.
Financial Flexibility and Liquidity
Pengrowth has been working on enhancing its financial flexibility ahead of its scheduled debt maturities in 2017. The Company has approximately $530 million of cash on hand today following the sale of a 4 percent non-convertible gross overriding royalty on Lindbergh, which closed on January 6, 2017. The interim 2017 capital budget is expected to be more than fully funded from operating funds flow, based on current price assumptions generating 2017 funds flow of approximately $195 million at a WTI crude oil price of US $55.00/bbl.

Risk Management Update
The Company has historically utilized an active risk management program to reduce commodity price volatility and reduce downside cash flow risk. Pengrowth's risk management activities over the past two years generated approximately $700 million in risk management gains as a result of the falling commodity price environment. Given the recent strengthening in commodity prices, Pengrowth has moderated its commodity risk management program for 2017.  Currently, the Company has approximately 15,000 bbl/d of expected 2017 crude oil production (58 percent of estimated oil production) hedged at an average Canadian dollar equivalent price of $66.04/bbl. The Company has a small amount of natural gas production hedged, with 4.7 MMcf/d of expected 2017 natural gas hedged (4 percent of estimated gas production) at an average price of Cdn$3.46/Mcf.
2017 Forecast Guidance Summary
The following is a summary of Pengrowth's 2017 guidance and does not reflect any anticipated acquisition or divestment activity. Certain guidance estimates may fluctuate with changes in commodity prices.
2017 Full Year Guidance
Average daily production (boe/d)	50,000 to 52,000
Total capital expenditures ($ millions)	125
Funds flow from operations[1] ($ millions)	195
Royalties[2] (% of sales)	9.0
Operating costs[3] ($ per boe)	13.25 to 13.75
Cash G & A3 ($ per boe)	3.50 to 4.00
1. Based on a WTI crude oil price of US $55.00/bbl, an AECO natural gas price of Cdn $3.25/Mcf and a $0.74 USD/Cdn exchange rate
2. Royalties are before impacts of commodity risk management activities
3. Per boe estimates based on high and low ends of production guidance

Outlook
Pengrowth has successfully managed the prolonged downturn in commodity prices, protecting its cash flows and financial flexibility through conservative capital spending, cost reduction efforts and its commodity risk management program. The Company continues to focus on enhancing its financial flexibility ahead of the debt maturities in 2017 with its ongoing asset sales activity and having adopted a conservative interim capital budget for the year. Pengrowth continues to be in discussions with the lenders of its syndicated bank facility and with the holders of its senior term notes. The Company remains confident that it will reach an agreement with its bank lenders and noteholders, in an effort to seek covenant amendments to provide Pengrowth with additional financial flexibility as it works to reduce its overall debt position.
Based on the current price assumptions in its 2017 capital budget, the Company expects to generate 2017 funds flow of approximately $195 million and free funds flow of approximately $70 million. Pengrowth continues to manage its financial situation and monitor commodity prices to assess market conditions. Should an agreement with its lenders be reached and/or a more favourable commodity price environment develop, then the Company may adjust spending levels and deploy additional capital towards development opportunities on its conventional assets.

About Pengrowth:
Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth's assets include the Cardium light oil, Lindbergh thermal and Swan Hills light oil projects. Pengrowth's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".
PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information

 Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Production and reserves, unless otherwise noted, are stated as Company Interest. Company Interest, as used herein, means Pengrowth's working interest share of production or reserves prior to the deduction of royalties plus any royalty interest in production or reserves at the wellhead.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect anticipated 2017 capital budget with Lindbergh production being optimized to 18,000 bbl/d; capital budget of $125 million; the potential sale properties and the potential reduction of debt levels from asset sales; plans to update shareholders and revise the capital budget should such properties sell; ability to quickly sanction Phase Two of Lindbergh; expected daily production in 2017 of 50,000 to 52,000 boe/d; focus in budget on safety, maintenance and integrity activities; development and optimization component directed toward Lindbergh thermal operations; expected strong rates of return and IRRs of between 30% and 50% at a WTI price of US $45.00/bbl and 55% to 90% at a WTI price of US $55.00/bbl from Lindbergh spending; maintenance focus on conventional portion of capital budget; Lindbergh being expected to be a key component of the growth engine; Lindbergh's expected ultra-long reserve life and significant resource size; capital being directed toward optimizing the first commercial phase of Lindbergh and advancing the phase two expansion; expectation of drilling seven well pairs, two infill wells and associated infrastructure at Lindbergh; expectation of Phase Two expansion engineering work to be 70% complete and to be ready to execute on Phase Two as funds become available by year end; focus on improving financial flexibility ahead of scheduled debt maturities in 2017; budget assumptions regarding future oil price, AECO natural gas price and exchange rate; budget allocations between conventional and thermal assets; no development capital allocated for drilling of conventional assets; expansion phase of Lindbergh expected to increase nameplate capacity to 30,000 bbl/d; allocation of capital at Lindbergh between phase one optimization and phase two development; 12 percent decline rate; innovation at field operations; breakdown of 2017 expected production by category; capital allocation; anticipated savings in operating costs; planned turnarounds at Quirk Creek and Lindbergh in 2017; continued emphasis on cost minimization and plans to seek out opportunities for reduction of operating costs; anticipated cash general and administrative expenses; 2017 debt maturities; expectation of 2017 capital budget to be fully funded from operating funds flow; hedging; 2017 full year guidance for production, capital expenditures, funds flow from operations, royalties, operating costs and cash G&A; confidence that the Corporation be able to reach an agreement with its bank lenders and term noteholders and receive covenant amendments providing additional financial flexibility; efforts to reduce overall indebtedness and potential for spending increases should an agreement with lenders be reached and / or a more favourable commodity price environment develop. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; the failure to qualify as a mutual fund trust; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 24, 2016.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.